September 15, 2017

VIA EDGAR

Re:	Despegar.com, Corp.

Request for Acceleration Registration Statement on Form F-1

File No. 333-219973

Anne Nguyen Parker Office of Transportation and Leisure Securities and Exchange Commission Mail Stop 3561, 100 F Street, N.E. Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Despegar.com, Corp., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on September 19, 2017, or as soon as possible thereafter. We ask, however, that the staff of the Securities and Exchange Commission not accelerate such effectiveness until we speak with you on that date.

Please do not hesitate to call me at (212) 455-2579 with any questions.

Very truly yours,

/s/ Juan Francisco Méndez

Juan Francisco Méndez

September 15, 2017

VIA EDGAR

Re:	Despegar.com, Corp.

Registration Statement on Form F-1

File No. 333-219973

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anne Nguyen Parker

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Despegar.com, Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 of the Company (the “Registration Statement”) be accelerated so that it may become effective at 4:00 p.m., Washington, D.C. time, on September 19, 2017, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act. Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel, Juan Francisco Méndez at Simpson Thacher & Bartlett LLP, at (212) 455-2579.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours,

DESPEGAR.COM, CORP.

By:	/s/ Juan Pablo Alvarado

	Name:	Juan Pablo Alvarado
	Title:	General Counsel

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Citigroup Global Markets, Inc.

388 Greenwich Street

New York, New York 10013

Itau BBA USA Securities, Inc.

767 5th Avenue, Suite 50-13

New York, New York 10153

UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

September 15, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kristen Shifflett

Melissa Raminpour

Julie Griffith

Anne Nguyen Parker

Re:	Despegar.com, Corp.

Registration Statement on Form F-1 (File No. 333-219973)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters, hereby join in the request of Despegar.com, Corp., a company incorporated and existing under the laws of the British Virgin Islands (the “Company”), for the acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on September 19, 2017, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Simpson Thacher & Bartlett LLP, request by telephone that such Registration Statement be declared effective.

Additionally, pursuant to Rule 460 of the Act, we hereby advise you that we have distributed approximately 3,900 copies of the Preliminary Prospectus dated September 7, 2017, as amended, through the date hereof, to underwriters, dealers, institutional investors and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, MORGAN STANLEY & CO. LLC CITIGROUP GLOBAL MARKETS, INC. ITAU BBA USA SECURITIES, INC. UBS SECURITIES LLC Acting severally on behalf of themselves and the several Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Santiago Stel

Name: Santiago Stel
Title: Vice President

CITIGROUP GLOBAL MARKETS, INC.

By:	/s/ Sarah Bayer

Name: Sarah Bayer
Title: Director

ITAU BBA USA SECURITIES, INC.

By:	/s/ Eduardo Ferreira Guimarães

Name: Eduardo Ferreira Guimarães
Title: Managing Director, Investment Banking Department

By:	/s/ Cristiano Guimarães

Name: Cristiano Guimarães
Title: Managing Director, Investment Banking Department

UBS SECURITIES LLC

By:	/s/ Karan Kapoor

Name: Karan Kapoor
Title: Director

[Signature Page to Underwriters’ Acceleration Request]